 1-A/A LIVE 0001664038 XXXXXXXX 024-11201 true Hemp Naturals, Inc. DE 2015 0001664038 2300 47-5604166 0 2 16950 NORTH BAY ROAD, SUITE 1803 SUNNY ISLES BEACH FL 33160 347-301-8431 Thomas DeNunzio Other 33918.00 0.00 0.00 0.00 1790659.00 1043022.00 0.00 1043022.00 747637.00 1790659.00 0.00 0.00 0.00 0.00 0.00 0.00 Common 1023521895 45338P102 OTC Pink Market Tier Series A 1000000 000000000 None None 0 000000000 None true true Tier1 Unaudited Equity (common or preferred stock) Y Y Y Y N N 1000000000 1023521895 0.9990 2000000.00 0.00 0.00 0.00 2000000.00 true NY true